EXTENSION OF MATURITY DATE RIDER


                                     BENEFIT

At any time within the twelve calendar months prior to the Maturity Date, You may request that the Maturity Date, as shown on the Policy Schedule, be extended. If We have received Your written request prior to the Maturity Date, and any past due monthly deductions have been paid, this Policy will continue in force beyond the Maturity Date until the earlier of the death of the Primary Insured or the date that We receive Your request to surrender the Policy for its Cash Surrender Value.

No other riders will continue past the original Policy Maturity Date as a result of extending the Maturity Date under this rider.

The Death Benefit after the Maturity Date will be the Accumulation Value, less any Indebtedness. Monthly deduction amounts will no longer be deducted from the Accumulation Value, and additional Premiums will not be accepted.

Interest on loans, if any, will continue to accrue and will be added to the total Indebtedness. Loan repayments will be accepted.

All other Policy provisions relating to payment of the Death Benefit apply as described in this rider.

                               GENERAL PROVISIONS

Consideration - The consideration for issuing this rider is the application. This rider is made a part of the Policy to which it is attached. The applicable Policy provisions apply to this rider, except as otherwise stated.

Effective Date - The effective date of this rider will be the effective date of the Policy unless otherwise stated on the Policy Schedule.






                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                                [IMPORT OMITTED]
                                [GRAPHIC OMITTED]
                                    Secretary


VL62                                                                      (5/98)